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E-Mail: ssperber@cgsh.com

September 26, 2006

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549 United States
Re:	Comment Letter—Prudential Public Limited Company (“Prudential”) Annual Report on Form 20-F for 2005

Dear Mr. Rosenberg:

We appreciate the opportunity to speak with your colleague Mark Brunhofer yesterday in connection with the comment letter dated September 19, 2006 relating to Prudential’s Annual Report for 2005. As noted, this is a brief note to indicate that Prudential plans to respond to the comments by no later than October 31, 2006.

In light of the technical nature of the comments, Prudential expects that it will need to involve a number of executives and accounting, financial and legal staff, as well as members of the Prudential audit team from KPMG and outside counsel in order to prepare appropriate responses. Arranging for this involvement, in order to meet the requested deadline would be difficult, particularly given the need to collect significant data in order to properly address some of the comments.

Mr. Jim B. Rosenberg, p. 2

You can reach either me, or my colleague David Dixter, at my number above. Please do not hesitate to contact us if you have any questions or if we can be of further assistance at this time.

Yours sincerely,

/s/ Sebastian R. Sperber

cc:	Mr. Mark Brunhofer, Securities and Exchange Commission
Mr. Philip Broadley, Prudential Public Limited Company
Mr. David C. Martin, Prudential Public Limited Company
Mr. Ben Bulmer, Prudential Public Limited Company
Mr. David Dixter, Cleary Gottlieb Steen & Hamilton LLP